SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments There to be Filed Pursuant to Rule 13d-2(a)
                                (Amendment No. 5)

                            Industrial Holdings, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    456160100
            --------------------------------------------------------
                                 (CUSIP Number)

                                John L. Thompson
                             St. James Capital Corp.
                          777 Post Oak Blvd., Suite 950
                                Houston, TX 77056
                                 (713) 871-0799
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 14, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copes are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 2 Pages

CUSIP No. 456160100                   13D                      Page 1 of 2 Pages
          ---------


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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

St. James Capital Corp.  76-0478200
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 (2) Check the Appropriate Box if a Member     (a)  [ ]
     of a Group*                               (b)  [ ]
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 (3) SEC Use Only

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 (4) Source of Funds*
        N/A
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
                                                                        Delaware
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             1,157,526
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             1,157,526
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       1,157,526
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
                                                                            7.6%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                                              CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

This statement constitutes Amendment No. 5 to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 4, 1996, as amended August 25, 1997 (collectively the "Original Filing"), with respect to shares of the common stock, par value $.01 per share (the "Common Stock"), of

                                                               Page 2 of 2 Pages

Industrial Holdings, Inc., a Texas Corporation ("IHI"), beneficially owned by St. James Capital Corp., a Delaware corporation ("SJCC"). This Amendment No. 5 reflects certain material changes in the information set forth in the Original Statement, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

Item 2. Identity and Background.

        Item 2.is hereby amended in its entirety to read as follows:

        (a)-(c) This Statement is filed by St. James Capital Corp., a Delaware corporation ("SJCC"). SJCC is the sole general partner of St. James Capital Partners, L.P., a Delaware limited partnership ("SJCP"), and SJCC's principal business is the conduct of the operations and business of SJCP. SJCP's principal business is merchant banking. The principal business offices of SJCC is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056. The directors of SJCC are Charles Underbrink, John Thompson, and Ned Naumes, and its executive officers are Charles Underbrink, CEO, and John Thompson, President. The business address of each of the executive officers and directors is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056. Mr. Naumes' principal occupation is CEO of Legacy Trust, 600 Jefferson, Suite 300, Houston, Texas 77002.

        (d)-(e) During the five years prior to the date hereof, none of SJCC nor, to the best of its knowledge, any executive officer or director of SJCC (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect or such laws.

ITEM 5. Interest in securities of the issuer.

SJCC, as the sole general partner of SJCP, is deemed to be the beneficial owner of all shares of the Common Stock of IHI held of record by SJCP.

In March 1997, SJCP distributed to it's limited partners warrants to purchase 540,000 shares of IHI common stock. SJCP retained warrants related to the purchase of 108,000 shares of IHI common stock after this distribution. On May 30, 1997 SJCC sold a warrant to purchase 80,000 shares of IHI common stock it had previously obtained in connection with a loan made to IHI on December 8, 1996. On April 14, 1999, SJCP acquired beneficial ownership through a distribution of 570,226 shares of the common stock of IHI, which shares were issued by IHI to CDI Holdings, Inc. for the purchase of Manifold Valve Services, Inc., a wholly owned subsidiary of CDI Holdings, Inc. CDI Holdings, Inc. distributed these shares in satisfaction of amounts owed to SJCP.

Mr. Underbrink is the beneficial and record owner of 53,461 shares of the Common Stock of IHI and 34,310 warrants to purchase Common Stock of IHI. In addition, Mr. Underbrink may be deemed to be the beneficial owner of shares owned of record by The Charles E. Underbrink Irrevocable Trust FBO Piper Aurora Underbrink Trust, a trust formed under the laws of the State of Florida, of which he is the settler and sole trustee. Mr. Underbrink hereby disclaims beneficial ownership of all shares of the Common Stock of IHI held by the Trust.

Mssrs. Underbrink and Thompson each hereby disclaim beneficial ownership of all shares of the Common Stock and Warrants of IHI held by SJCC and SJCP, and the filing of this statement of Schedule 13D shall not be construed as an admission that Mssrs. Underbrink, Thompson and Naumes is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       January 26, 2000
                                       ----------------------------------------
                                       (Date)

                                       /s/ JOHN THOMPSON
                                       ----------------------------------------
                                       (Signature)

                                       John Thompson, President